International Paper Company
Deferred Compensation
Savings Plan
Financial Statements
as of December 31, 2003 and 2002, and for the Years Ended December 31, 2003, 2002, and 2001, and Independent Auditors' Report

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934

For the Year Ended December 31, 2003               Commission file number 1-3157

                           INTERNATIONAL PAPER COMPANY
                       DEFERRED COMPENSATION SAVINGS PLAN
                            (Full title of the plan)

                           INTERNATIONAL PAPER COMPANY
                               400 Atlantic Street
                               Stamford, CT 06921
                            Telephone: (203) 541-8000
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                   13-0872805
                      (I.R.S. Employer Identification No.)

===============================================================================

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN


TABLE OF CONTENTS
-------------------------------------------------------------------------------
                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as
     of December 31, 2003 and 2002                                          2

   Statements of Changes in Net Assets Available for Benefits for the
     years ended December 31, 2003, 2002 and 2001                           3

   Notes to Financial Statements                                            4

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator of
International Paper Company
Deferred Compensation Savings Plan

We have audited the accompanying statements of net assets available for benefits of International Paper Company Deferred Compensation Savings Plan (formerly International Paper Company Unfunded Savings Plan) (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP


March 30, 2004

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002 (In thousands)
-------------------------------------------------------------------------------


                                                     2003               2002
NET ASSETS AVAILABLE FOR BENEFITS--Receivable
  from International Paper Company (Note 2)        $126,125          $100,005
                                                   ========          ========


See notes to financial statements.

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001 (In thousands)
-------------------------------------------------------------------------------

                                                                          2003              2002            2001

ADDITIONS:
  Participant deferrals                                                 $ 11,342          $ 8,041        $ 11,290
  Company matching deferrals                                               3,130            2,088           2,119
  Investment income                                                       19,091                -               -
  Transfer from other plans (Note 1)                                          -            14,957               -
                                                                       ---------         --------         -------
        Total additions                                                   33,563           25,086          13,409

DEDUCTIONS:
  Investment loss                                                              -            8,094           1,441
  Benefits paid to participants                                            7,443            4,815           6,531
                                                                       ---------         --------         -------

      Total deductions                                                     7,443           12,909           7,972

NET INCREASE                                                              26,120           12,177           5,437

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                      100,005           87,828          82,391
                                                                       ---------         --------         -------
  End of year                                                           $126,125         $100,005         $87,828
                                                                       =========         ========         =======

See notes to financial statements.

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002,
AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001
-------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

   The following description of the International Paper Company Deferred Compensation Savings Plan (the "Plan") provides only general information about the provisions of the Plan. The Plan was formerly referred to as the International Paper Company Unfunded Savings Plan. Participants should refer to the Plan's summary plan description for a more complete description of the Plan's provisions.

   General--The Plan is available to senior managers and certain highly compensated employees of International Paper Company and certain of its subsidiaries (the "Company") who participate in the International Paper Company Salaried Savings Plan ("SSP"). The Plan is an unfunded deferred compensation plan providing employees an opportunity to save for their retirement through employee deferrals and Company matching deferrals. The Plan was amended, effective, April 1, 2002, changing the name from International Paper Company Unfunded Savings Plan to International Paper Company Deferred Compensation Savings Plan.

   Participation in the Plan is voluntary. Employees are eligible to participate in the Plan if they are eligible to participate in the SSP and are employed at a certain level or have SSP plan compensation in excess of certain amounts for the preceding calendar year. In order to participate, an eligible employee must enroll in the Plan and be actively contributing to the SSP. If an employee chooses to participate in the Plan, contributions are first made to the SSP and, upon reaching a statutory limit on contributions to the SSP, deferrals will be made to the Plan for the remainder of the calendar year based on the percentage of compensation which the employee elects to defer to the Plan. The employee must choose to either maximize before-tax contributions or to maximize contributions to the SSP, which choice will determine when deferrals commence to the Plan. If a participant transfers to a subsidiary or group that does not participate in the Plan, the participant is no longer eligible to make deferrals under the Plan or receive Company matching deferrals. However, his or her account will remain in the Plan until the designated distribution date. All deferred amounts and all Plan benefits are paid directly by the Company from its general assets at the time benefits become due and payable under the Plan.

   Effective April 1, 2002, former Champion International Corporation (a company acquired by the Company during 2000) salaried employees became eligible to participate in the Plan. Also on April 1, 2002, the Champion International Corporation Non-Qualified Supplemental Savings Plan and the Champion International Corporation Management Incentive Deferral Plan merged into the Plan.

   Deferrals--Eligible employees may defer 1% - 85% of their total pay to the Plan. Effective April 1, 2002, the Company will credit Company matching deferrals in an amount equal to 70% of the participant's deferral on the first 4% of compensation and an additional 50% of the participant's deferral on the next 4% of compensation. Prior to April 1, 2002, the amount of Company matching deferrals varied by location. In addition, employees eligible to participate in the Plan may elect to defer their bonuses paid under the Company's Management Incentive Plan ("MIP") to the Plan. Deferral elections must be made by August 31 of the year the bonus is earned.

   Investments--Participants direct the investment of their deferrals into various investment fund equivalents offered by the Plan. The Plan currently offers mutual funds, pooled accounts, and the Company's common stock ("Company Stock Fund Equivalent") as investment options for participants.

   Effective April 1, 2002, 50% of the Company matching deferrals is invested in the Company Stock Fund Equivalent and the remaining 50% may be invested in any investment fund equivalent selected by the participant. Prior to April 1, 2002, 100% of the Company matching deferrals was invested in the Company Stock Fund Equivalent.

   Beginning in the year a participant reaches age 55, or upon termination of employment, a participant may diversify all or part of the deferrals restricted to investment in the Company Stock Fund Equivalent to any of the other investment fund equivalents.

   Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's deferrals, the Company's matching deferrals and an allocation of plan earnings, and is charged with benefit distributions, if applicable, and allocations of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Participants are immediately vested in their deferrals, plus earnings or losses thereon. Vesting in the Company's matching deferral portion of their accounts is based on years of continuous service, according to the following schedules:


     Effective April 1, 2002

     Years of Completed Service                             Percent Vested
     Less than 3                                                        0%
     3 or more                                                        100%

     Prior to April 1, 2002

     Years of Completed Service                             Percent Vested
     Less than 3                                                        0%
     3 but less than 4                                                 35%
     4 but less than 5                                                 70%
     5 or more                                                        100%

   Participants also are fully vested in the Company matching deferrals upon attainment of age 65, termination of employment due to death or total disability, or termination of employment due to permanent closing of the work facility.

   Payment of Benefits--Distributions are normally made when a participant retires, terminates employment, becomes permanently disabled or dies. All distributions are paid in cash.

   A participant who is terminating employment may elect to defer distribution up to age 70 1/2 and/or may elect to receive distribution in a lump-sum payment or through installments over 5 to 20 years. If the participant fails to make an election before termination of employment, distribution is made in a lump-sum payment in January following termination of employment.

   Prior to April 1, 2002, only employees who were eligible for retirement or who were disabled could elect to defer distribution up to age 70 1/2 or elect distribution through installments over 5 to 20 years.

   Death benefits to a beneficiary are generally paid in a lump-sum. If a participant dies while receiving installment payments, the remaining installment payments continue to be paid to the designated beneficiary.

   Prior to April 1, 2002, active employees could make partial or full withdrawals of the value of basic or supplemental deferrals as follows:

      (a) At initial plan participation, an eligible employee could designate specific dollar amounts to be paid at specific future dates. These withdrawal designations were irrevocable. These withdrawals were available provided the designated dates occurred before termination of employment. There were no penalties associated with this type of withdrawal.

      (b) After initial plan participation, a participant could request a withdrawal of a specific dollar amount to be paid at a date in the year following the request. A participant's deferrals to the Plan were suspended during the year in which the withdrawal was paid. Any withdrawal amount designated after initial Plan participation was reduced by 10% (forfeiture) prior to payment.

   Effective April 1, 2002, active employees may request a withdrawal, for any reason and in any amount. Provided that the request is made at least six months prior to the designated payment date and payment is made in the calendar year following the request, there are no penalties assessed against the amount of the requested withdrawal. Any withdrawal requested not meeting these requirements will be assessed a 10% (forfeiture) penalty. A requested withdrawal may be cancelled if notice of cancellation is made at least six months prior to the designated payment date and in the calendar year preceding the year in which the designated payment date is to occur. Otherwise, a withdrawal request is irrevocable.

   In addition, effective April 1, 2002, active employees may request an extreme hardship withdrawal if they have already requested a hardship withdrawal from the SSP for the same event that must be either (i) a payment necessary to prevent eviction from or foreclosure on the mortgage of the employee's principal residence or (ii) an uninsured and otherwise unreimbursed loss arising from natural causes or Acts of God, crime where the employee, employee's spouse or dependent is a victim of the crime or fire. The amount is to be paid from the balance of employee deferrals and cannot exceed the excess of the amount of the financial hardship over the amount of the hardship withdrawal from the SSP. There is a 12-month suspension of all deferrals to the Plan following a hardship withdrawal.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting--The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

   Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

   Net Assets Available for Benefits--The Plan's net assets available for benefits consist of a receivable from the Company as all Plan benefits are paid directly from the Company's general assets.

   Expenses--Administrative expenses of the Plan are charged to participant accounts or may be paid by the Company.

   Payment of Benefits--Benefit payments to participants are recorded upon distribution.

3. INCOME TAX STATUS

   Because the Plan is unfunded with benefits paid solely out of the general assets of the Company, no provision for federal income taxes has been made in the accompanying financial statements. The Plan is not required to maintain its assets in a trust. The Plan is an unfunded employee pension benefit savings plan which is maintained by the Company for the purpose of providing deferred compensation for a select group of management or highly compensated employees; and the Plan is, therefore, exempt from Parts 2, 3 and 4 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which pertain to participation, vesting, funding and fiduciary responsibilities. Pursuant to regulations issued by the Secretary of Labor in 29 CFR 2520.104-23, the Plan is exempt from the reporting and disclosure provisions of Part 1 of Subtitle B of Title I of ERISA, except for providing Plan documents to the Secretary of Labor upon request. Title IV of ERISA, relating to plan termination insurance, does not apply to the Plan. The Plan is a nonqualified plan for federal income tax purposes and is not subject to the qualification requirements of Section 401 of the Internal Revenue Code of 1986, as amended.

4. PLAN TERMINATION

   It is the Company's intention to continue the Plan. However, the Company has the right under the Plan to amend, suspend, or terminate the Plan at any time. In the event of termination, Plan benefits will be used solely for the benefit of the participants and their beneficiaries.

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.


                         INTERNATIONAL PAPER COMPANY DEFERRED COMPENSATION SAVINGS PLAN


                         By: /s/ Jerome N. Carter
                             ---------------------------------------------
                             Jerome N. Carter
                             Senior Vice President and Plan Administrator

Dated: March 30, 2004
Stamford, Connecticut